PHOTOMEDEX, INC.

147 Keystone Drive

Montgomeryville, PA 18936

May 3, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Mary Beth Breslin
Senior Attorney

Re:	PhotoMedex, Inc.

Registration Statement on Form S-1 (File No. 333-164089)

Dear Ms. Breslin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Monday, May 3, 2010, at 4:30 p.m. Eastern Time or as soon thereafter as practicable. Please call Brian Miner at (215) 851-8119 to provide notice of effectiveness.

In connection with this request for effectiveness, PhotoMedex, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

PHOTOMEDEX, INC.

By:	/S/ DENNIS M. MCGRATH
Dennis M. McGrath
President and Chief Executive Officer

cc:	Allicia Lam (Securities and Exchange Commission)

Brian C. Miner (Reed Smith LLP)

Meredith M. Armstrong (Morgan, Lewis & Bockius LLP)

May 3, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mary Beth Breslin, Senior Attorney

Re:	PhotoMedex, Inc.

Registration Statement on Form S-1 (File No. 333-164089)

Dear Ms. Breslin:

As representative of the several underwriters of PhotoMedex, Inc.’s proposed public offering of common stock, we hereby join PhotoMedex, Inc.’s request for acceleration of effectiveness of the above-referenced registration statement to 4:30 p.m. Eastern Time on May 3, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus dated January 25, 2010, the preliminary prospectus dated February 5, 2010, and the preliminary prospectus dated April 9, 2010, in each case relating to the public offering by PhotoMedex, Inc., through the date hereof:

Preliminary Prospectus dated January 25, 2010

250 copies to prospective underwriters, institutional investors, dealers and others.

Preliminary Prospectus dated February 5, 2010

225 copies to prospective underwriters, institutional investors, dealers and others.

Preliminary Prospectus dated April 9, 2010

150 copies to prospective underwriters, institutional investors, dealers and others.

In addition to the foregoing, the undersigned (x) (1) distributed on January 25, 2010 an electronic copy of the preliminary prospectus dated January 25, 2010 to each underwriter and dealer participating in the above-referenced issue, (2) distributed on February 5, 2010 an electronic copy of the preliminary prospectus dated February 5, 2010 to each underwriter and dealer participating in the above-referenced issue, (3) distributed on April 9, 2010 an electronic copy of the preliminary prospectus dated April 9, 2010 to each underwriter and dealer participating in the above-referenced issue, and (4) distributed on April 20, 2010, an electronic copy of the preliminary prospectus dated April 19, 2010 to each underwriter and dealer participating in the above-referenced issue; and (y) instructed each such dealer to distribute each preliminary prospectus referenced in (1), (2), (3) and (4) above to each of its customers who may participate in the above-referenced issue.

The undersigned confirms that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

LADENBURG THALMANN & CO. INC.
As representative of the several underwriters

By:	/s/ Steve Kaplan
Steve Kaplan
Managing Director

cc:	Allicia Lam (Securities and Exchange Commission)

Brian Miner (Reed Smith LLP)

Meredith Armstrong (Morgan, Lewis & Bockius LLP)

Carmelo Gordian (Andrews Kurth LLP)